United States Securities and Exchange Commission
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For August 18, 2006
Commission File Number 000-27663
SIFY LIMITED
(Translation of registrant’s name into English)
Tidel Park, Second Floor
No. 4, Canal Bank Road, Taramani
Chennai 600 113, India
(91) 44-254-0770
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20F ☑
Form 40 F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Item 9.01. Financial Statements and Exhibits
Signatures
EXHIBIT INDEX
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5

Item 9.01. Financial Statements and Exhibits
     (d) Exhibits.
99.1	Notice to Shareholders.

99.2	Explanatory Statement Pursuant to Section 173(2) of the Indian Companies Act 1956.

99.3	Proxy Form.

99.4	Letter to ADS Holders.

99.5	Chairman’s Letter.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 31, 2006

SIFY LIMITED

By:	/s/ Durgesh Mehta
Name:	Durgesh Mehta
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Notice to Shareholders.

99.2	Explanatory Statement Pursuant to Section 173(2) of the Indian Companies Act 1956.

99.3	Proxy Form.

99.4	Letter to ADS Holders.

99.5	Chairman’s Letter.